Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.
ANNOUNCES PRIVATE PLACEMENT CLOSING

July 29, 2008 – Titan Trading Analytics Inc. (“Titan” or the “Corporation”) announced today that the Company closed a non-brokered private placement (“Private Placement”) of units (“Units”), subject to regulatory approval, which raised $610,500.  The Company will issue 2,035,000 Units at $0.30 per Unit.  Each Unit consists of one common share and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one common share at a price of $0.40 Canadian ($0.40 US) and will expire July 29, 2010.  The securities issued under the private placement are subject to a four-month hold period.

In completing the Private Placement and pursuant to TSX Venture Exchange Policy, Titan has paid finders’ fees totalling $16,410 dollars.  It is anticipated that Titan will use the proceeds to enhance marketing and training programs, software development and for working capital.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Ken W. Powell, President & CEO
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.